SYSCO Corporation                                  NEWS RELEASE
1390 Enclave Parkway
Houston, Texas 77077-2099
(281) 584-1390
                                                   FOR MORE INFORMATION
                                         CONTACT:  Toni R. Spigelmyer
                                                   Assistant Vice President,
                                                   Investor & Media Relations
                                                   281-584-1458

              SYSCO CORPORATION ANNOUNCES EXPIRATION OF SUBSEQUENT
                 OFFERING PERIOD IN GUEST SUPPLY EXCHANGE OFFER

  Operations to Integrate Immediately, Giving SYSCO 122 Distribution Locations

     HOUSTON--March 13, 2001--SYSCO Corporation (NYSE: SYY) today announced the expiration of the subsequent offering period for the exchange offer by its wholly owned subsidiary, Sysco Food Services of New Jersey Inc., for all of the outstanding shares of Guest Supply Inc. (NYSE: GSY) common stock at an exchange ratio of 0.9564 shares of SYSCO common stock for each share of common stock of Guest Supply. The subsequent offer expired at 11:59 p.m. (EST) on Monday, March 12, 2001. All shares validly tendered prior to the expiration of the subsequent offering period have been accepted for exchange and have been or will be exchanged promptly for SYSCO shares and for cash for fractional shares. Based on the latest available data, approximately 851,079 shares were tendered (including through notices of guaranteed delivery) in the subsequent offer prior to its expiration. A total of 7,162,013 shares (including through notices of guaranteed delivery) were tendered in the initial and subsequent offerings, which constitutes approximately 97.4 percent of the total number of outstanding shares of common stock of Guest Supply.

     Operational integration of SYSCO and Guest Supply will begin immediately. The pending merger of Guest Supply and Sysco Food Services of New Jersey, SYSCO's merger subsidiary, will become effective as soon as practicable subject to the terms of the Merger Agreement and Plan of Reorganization among Guest Supply, Sysco Food Services of New Jersey and SYSCO. Once the pending merger becomes effective, Guest Supply will become a wholly owned subsidiary of SYSCO Corporation.

     Commenting on the announcement, Charles H. Cotros, SYSCO's chairman and chief executive officer, said, "SYSCO and Guest Supply share a commitment to supreme customer service and this acquisition further strengthens that commitment. This acquisition is ideal for a number of reasons, including the synergies in distribution, product offerings, purchasing and technology. The added product depth that Guest Supply possesses expands the offerings we can provide to our customers, especially those in the hospitality market, and Guest Supply customers now have access to the 275,000 foodservice products and supplies SYSCO distributes. We are excited about the opportunities this acquisition will provide and the resulting benefits our customers will receive."

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     Clifford W. Stanley, president and chief executive officer of Guest Supply, added, "SYSCO's 122 distribution locations across the United States and Canada will allow us to further penetrate the housekeeping supply and personal care guest amenities market as well as the furniture, fixtures and equipment market, which total approximately $7.5 billion. The distribution network and technology initiatives that have made SYSCO the industry leader in foodservice distribution will give us many opportunities for growth."

         Headquartered in Monmouth Junction, New Jersey, Guest Supply operates principally as a distributor of personal care guest amenities, housekeeping supplies, room accessories and textiles to the lodging industry, and is a premier supplier of health and beauty aid products for consumer products companies and retailers. For the fiscal year ended September 29, 2000 Guest Supply generated sales of approximately $366 million. Guest Supply operates from 14 distribution centers located throughout the continental United States.

         SYSCO is the largest foodservice marketing and distribution organization in North America, providing food and related products and services to about 356,000 customers. The SYSCO distribution network, supported by more than 40,000 employees, currently extends throughout the entire contiguous United States, Alaska, the District of Columbia, Hawaii and portions of Canada. For fiscal 2000, which ended July 1, 2000, the company reported sales of $19.3 billion.

Forward Looking Statements

     Certain statements made herein are forward-looking statements. They include statements regarding completion of the exchange offer, as described in the final prospectus, and the consideration to be paid by SYSCO in the exchange offer. These statements are based on management's current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. For example, SYSCO's ability to achieve expected results may be affected by SYSCO's failure to successfully integrate Guest Supply's operations, the failure of the transaction to close due to the inability to obtain regulatory or other approvals, failure of the combined company to retain key executives and other personnel, conditions in the economy, industry growth and internal factors, such as the ability to control expenses. For a discussion of additional factors affecting SYSCO and the exchange offer and merger, see SYSCO's Registration Statement on Form S-4, including the prospectus contained therein, as filed with the Securities and Exchange Commission on March 5, 2001.

     Both companies urge investors and security holders to read the following documents, which are now or will become available, as well as other relevant documents to be filed, regarding the exchange offer and merger described above, because they contain important information:

o SYSCO Corporation's final prospectus, prospectus supplements and tender offer materials.

o SYSCO Corporation's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference certain documents and other information about SYSCO and Guest Supply.

o Guest Supply's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

o    Guest Supply's Information Statement on Schedule 14F-1.

     These documents and amendments to these documents have been or will be filed with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain free copies of these documents from SYSCO Corporation by directing your request to Investor Relations by fax at
(281) 584-2721.

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